ITEM 77Q(c) - COPIES OF NEW OR AMENDED REGISTRANT INVESTMENT
ADVISORY CONTRACTS



Amendment #1 to EXHIBIT A
to the
Investment Management Agreement

Federated Enhanced Treasury Income Fund

   For all services rendered by Adviser hereunder, the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.60% of the average daily value of the managed assets of the Trust. Managed assets means the total assets of the Trust (including recorded assets attributable to any preferred shares or borrowings from a credit facility that may be outstanding) minus the sum of accrued liabilities (other than debt representing any preferred shares or borrowings from a credit facility).

   The portion of the fee based upon the average daily managed assets of the Trust shall be accrued daily at the rate of 1/365th of 0.60 of 1% applied to the daily average managed assets of the Trust.

   The advisory fee so accrued shall be paid to Adviser daily.

   The advisory fee shall be effective as of March 1, 2014.

FEDERATED ENHANCED TREASURY INCOME
FUND


By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President



FEDERATED INVESTMENT MANAGEMENT
COMPANY


By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President/CEO